Filed by TechSys, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
of the Securities Exchange Act of 1934

Subject Company: Fuel Cell Companies, Inc.
Commission File No. 132-02058

                On April 30, 2001, TechSys, Inc. filed a Current Report on Form 8-K. Under Item 5 of the Form 8-K, TechSys reported the following events: (i) the execution of a definitive agreement and plan of merger, dated as of April 5, 2001, by and among TechSys, Newco TKSS, Inc., a wholly-owned subsidiary of TechSys, and Fuel Cell Companies, Inc.; (ii) the issuance of a press release, which was filed on Form 425 with the Securities and Exchange Commission on April 13, 2001; and (iii) the execution of an Amendment of TechSys’ Right to Purchase Warrant and Cancellation of Rights, dated as of April 5, 2001, by and between TechSys and Lazar & Company, I.G., LLC. A more complete description of these events is provided in Form 8-K and exhibits attached thereto.

                TechSys will be filing with the Securities and Exchange Commission: (i) a proxy statement with respect to the solicitation of proxies of TechSys shareholders to approve the proposed merger and (ii) a registration statement, including a proxy statement-prospectus, with respect to the common stock of TechSys to be issued in the merger. The filing of this Form 425 does not constitute an admission by TechSys that the filing of the Current Report on Form 8-K requires TechSys to make a filing on Form 425. This Form 425 does not constitute an offer of any securities for sale.

                Investors and shareholders are urged to read the proxy statement and the registration statement, when each of these documents becomes available, because each of them will contain important information about TechSys, Fuel Cell Companies, the merger, the persons who, under Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of shareholders of TechSys in connection with the merger, and the interests of those persons in the solicitation. Investors and shareholders may obtain a free copy of each of the proxy statement and the registration statement (when available) and other documents filed by TechSys with the Securities and Exchange Commission at the Securities and Exchange Commission's internet web site at www.sec.gov. The proxy statement and the registration statement (when available) and such other documents filed by TechSys with the Securities and Exchange Commission will be available free of charge by contacting TechSys, Inc., 147 Columbia Turnpike, Suite 109, Florham Park, New Jersey 07932, attention: Steven L. Trenk, telephone: (973) 236-1919.

                Shareholders and investors should read the proxy statement and registration statement carefully when each of these documents becomes available before making any voting or investment decisions.